Exhibit 99.1

NOTICE OF FULL REDEMPTION TO THE HOLDERS OF RELX INC. 7.20% SENIOR DEBENTURES DUE 2027 (CUSIP No. 41163GAF8) Date: November 13, 2023 NOTICE IS HEREBY GIVEN, by RELX Inc., a Delaware corporation (the “Company”), to all holders (the “Holders”) of the Company’s 7.20% Senior Debentures due 2027 (the “Notes”), pursuant to Sections 106 and 1104 of the Indenture dated as of April 23, 1992, as amended and supplemented by the First Supplemental Indenture dated as of August 5, 1997, as further amended and supplemented by the Second Supplemental Indenture dated as of November 22, 2002 (as so amended and supplemented, the “Indenture”), between the Company (formerly known as Reed Elsevier Inc.), as successor issuer to Harcourt General, Inc. (formerly known as General Cinema Corporation) and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as trustee (the “Trustee”), as follows: 1. On December 14, 2023 (the “Redemption Date”), pursuant to Article Eleven of the Indenture and the provisions relating to optional redemption included in the Notes, the Company will redeem in full all of its then outstanding Notes under CUSIP No. 41163GAF8, for an aggregate redemption price (the “Redemption Price”) to be determined pursuant to the terms of the Indenture and the Notes equal to the greater of: • 100% of the principal amount of the Notes; and • the sum of the present values of the Remaining Scheduled Payments thereon discounted to the Redemption Date on a semi-annual basis (assuming a 360- day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points, plus accrued and unpaid interest on the principal amount being redeemed to the Redemption Date, in the aggregate amount of $5,320,000.00 ($26.60 per $1,000 principal amount of Notes). 2. The Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price. The Notes may be surrendered at the following office of the Paying Agent: Deutsche Bank Trust Companies Americas c/o Deutsche Bank Services Americas 5022 Gate Parkway Jacksonville, Florida 32256 United States of America

2 3. On the Redemption Date, the Redemption Price will become due and payable upon each Note being called for redemption, and interest thereon shall cease to accrue on and after the Redemption Date (unless the Company defaults in the payment of the Redemption Price). 4. No representation is made as to the correctness or accuracy of the CUSIP number either as printed on the Notes or as set forth in this notice of redemption. None of the Trustee, the Company or the Paying Agent shall be responsible for the selection or use of the CUSIP number. 5. Capitalized terms used herein and not defined shall have the meaning assigned to such term in the Indenture and the Notes, as applicable. RELX INC. November 13, 2023